Release Time IMMEDIATE

Date 3 May 2001

Number 41/01

BHP ANNOUNCES THIRD QUARTER PROFIT RESULT

BHP Limited today announced a third quarter profit result of A$27 million (after tax), an improvement of A$73 million compared to a A$46 million (after tax) loss for the corresponding period ended 31 March 2000. The BHP Board also announced a fully franked dividend of 26 cents per share to be paid on 2 July 2001.

BHP Managing Director and CEO Paul Anderson said: "Excluding the A$811 million charge related to HBI Venezuela, the quarter profit was a very solid A$838 million. The result was driven by the benefit of lower A$/US$ exchange rates and strong financial performance from our minerals and petroleum businesses.

"These results, combined with the announcement of our merger with Billiton and the approval of several important growth projects, set the stage for continued evolution of BHP. During recent weeks we have undertaken a worldwide roadshow to present the merger to shareholders and investors, and BHP's positive share price performance since the announcement is gratifying."

Mr Anderson also made the following comments regarding the profit result and recent major events:

  "The decision to write-off our investment in HBI Venezuela and cease any further investment in that asset demonstrates our continued resolve to address problem assets and take the appropriate, often hard decisions, to ensure the protection of shareholder value. Significant commissioning difficulties, coupled with possible partner funding issues and a significant deterioration in the price received for the product due to the collapse of the US steel market and associated HBI market, all influenced our decision.
  "The acquisition of QCT Resources and subsequent announcement to equalise interests with Mitsubishi Development allowed us to rationalise production and capture synergies that were otherwise not available. The consolidation of ownership delivers an outstanding result to shareholders and the new structure leaves two strong partners with fully aligned interests running the world's premium metallurgical coal business.
  "Subsequent to the end of the quarter, we also announced the proposed acquisition of an additional 29 per cent equity in the Ekati diamond mine through a cash offer of C$687 million (approx A$897 million) for Dia Met Minerals Ltd. The offer is currently expected to remain open for acceptance until May 18 and is conditional on BHP acquiring at least 75 per cent of both classes of Dia Met shares on a fully diluted basis. Upon completion, the acquisition will enable BHP's current marketing and branding initiatives for Ekati diamonds to be pursued on a larger scale and will also consolidate ownership of this asset.
  "Consistent with our goal of bringing forward growth opportunities, we have announced approval of a range of capital projects totalling A$785million. These included expansion of the CQCA Blackwater coal mine, the Tintaya Oxide development in Peru and approval of the fourth LNG train at the North West Shelf Project in Western Australia.
  "The quarter also saw the commencement of contractual gas sales from the extended well test on the Zamzama gas field in Southern Pakistan. The project was completed on schedule and on budget and current sales are approximately 70mmcf/d (gross).

"In addition, BHP executed a Letter of Intent with Pohang Iron and Steel Co. Ltd (POSCO) to enter into a joint venture for development of an iron ore mine within Mining Area C in the central Pilbara, Western Australia.
  "Despite depressed international market conditions, BHP Steel generated a solid profit. The decline in the comparative result is primarily attributable to industrial action and planned maintenance at the Port Kembla Steelworks hot strip mill, lower sales volumes and the contribution from discontinued Steel operations, including OneSteel and the US West Coast businesses, in the corresponding quarter last year. We expect our domestic steel business will come under increased pressure with the continued slow down in economic growth over the next quarter.
  "The fourth quarter heralds one of the most significant events in BHP's history as we proceed to the Extraordinary General Meeting of shareholders on 18 May 2001 for the vote on our proposed merger with Billiton Plc. BHP Billiton will be the premier diversified resources stock - an industry leader with low costs, strong cash flow and outstanding growth opportunities. Planning for integration activities is progressing well. This is undoubtedly an exciting time to be a BHP shareholder.
  "Industry dynamics remain favourable for the fourth quarter with continued solid demand for our petroleum products and key minerals commodity markets of iron ore and coal. In late March, we announced a 4.3 per cent increase in iron ore prices negotiated with Nippon Steel.

"Individual negotiations are continuing with our major coal customers and settlements to date for Hard Coking Coal contracts are broadly in line with price settlements reported by other producers for this market."

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Further information can be found on our internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61 419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61 419 587 456

Francis McAllister - Vice President Investor Relations (North America)
Ph: (1 713) 961 8625